Exhibit 99.1

The9 Establishes Another Joint Venture to Operate AI Mobile Advertising Business

Joint Venture Partner Committed Annual Profit of RMB20 Million and 50% Annual Growth

Shanghai, China, December 16, 2024 — The9 Limited (Nasdaq: NCTY) (“The9”), an established Internet company, today announced that its wholly-owned subsidiary Shanghai The9 Information Technology Co., Ltd. signed a Joint Venture agreement (hereinafter referred to as the "Agreement") with Shenzhen JiTuo Interactive Technology Co., Ltd. (hereinafter referred to as "JiTuo"), an AI algorithms mobile advertising company in China. JiTuo is a game development partner with AppLovin Corporation (Nasdaq: APP) in China. It is also an agency partner for Apple Search Ads in China.

The9 will hold a 51% stake and JiTuo will hold a 49% stake in the Joint Venture. The Joint Venture will become one of The9's consolidated subsidiaries to operate AI algorithms mobile advertising business, and is expected to provide marketing solution to The9’s upcoming new games including MIR M.

Pursuant to the Agreement, JiTuo committed that it will utilize its advertising AI model and data algorithm system to assist The9's upcoming new games in optimizing advertising placement materials to enhance the conversion rate and accuracy of advertisements; optimizing the display effect and keywords in the app store to increase the conversion rate of app downloads and acquiring natural traffic. It also committed to The9 that the Joint Venture will have an annual profit of more than RMB20 million (approximately US$2.8 million) in 2025, with profit increasing by at least 50% annually in 2026 and 2027. All after-tax profits of the Joint Venture will be distributed as dividends every quarter according to the shareholding ratio of the Joint Venture partners.

The9 granted JiTuo The9 28,110,000 restricted shares (equivalent to 93,700 ADSs). These restricted shares will be unlocked in stages according to the actual achievement of the Joint Venture's 2025 profit as committed by JiTuo. If 2025 profit guarantee is achieved, The9 will grant JiTuo the second batch of restricted shares according to this mechanism. If the 2026 profit guarantee is achieved, The9 will grant JiTuo the third batch of restricted shares according to this mechanism.

“We have already established a Joint Venture with an AI algorithms marketing company TongZe. We are very optimistic about this new business line. Therefore, we are excited to enter into another Joint Venture agreement with JiTuo, an AI advertising algorithms and leading app stores search data optimization company in China. These Joint Ventures not only help us to promote our new games efficiently, but also contribute to The9’s financial results of our new business line since we are consolidating these Joint Ventures,” said George Lai, CFO and Executive Director of The9.

“JiTuo is a company that utilizes machine large-scale cluster algorithms and controls to optimize and enhance the effect of obtaining traffic through game app store keywords and uses AI models to analyze user behavior to optimize the conversion rate of mobile advertising promotion in app stores. We have successfully represented and distributed mobile games to the Japanese, European, and American markets, accumulating profound game operation and promotion experience. We have also developed multiple successful games for Lion Studios under AppLovin, thus accumulating rich game development experience.

“We have taken on the agency business of the Apple Search Ads and, by leveraging keyword data analysis and optimization technology, have developed the GT Data intelligent promotion platform to provide search traffic acquisition services for leading fintech companies, game companies, e-commerce companies, and AI large model companies in China. In the future, we will strengthen the combination of AI models and search optimization technology and initiate search ad optimization and promotion service businesses in support of the e-commerce direction.” said Guo Yang, CEO of JiTuo.

Safe Harbor Statement

This current report contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond The9’s control. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The9’s goal and strategies; The9’s expansion plans; The9’s future business development, financial condition and results of operations; The9’s expectations regarding demand for, and market acceptance of, its products and services; The9’s expectations regarding keeping and strengthening its relationships with business partners it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in The9’s filings with the SEC. All information provided in this announcement is as of the date hereof, and The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

The9 Limited

17 Floor,

No. 130, Wu Song Road,

Hong Kou District,

Shanghai 200080, PRC

About The9 Limited

The9 Limited (The9) is an Internet company listed on Nasdaq in 2004. The9 is committed to become a global diversified high-tech Internet company and is engaged in online games operation and Bitcoin mining business.

Investor Relations Contact

Ms. Rebecca Cai
Investor Relations Specialist
The9 Limited
Tel: +86 (21) 6108-6080
Email: IR@corp.the9.com

Website: www.the9.com